UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67366/July 9, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14904

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In the Matter of	:	ORDER GRANTING MOTION AND
	:	MAKING FINDINGS AND REVOKING
TRUE PRODUCT ID, INC.	:	REGISTRATION BY DEFAULT
	:	

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The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on June 5, 2012, alleging that True Product ID, Inc. (True Product), a corporation with securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act), has failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. True Product was required to file an Answer within ten days of service of the OIP. OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b).

On June 21, 2012, the Division of Enforcement (Division) filed a Motion for Entry of Default Against Respondent True Product ID, Inc. or, in the Alternative, to Convert the Presently Scheduled Hearing to a Prehearing Conference (Motion). The Division attached to its Motion a copy of the USPS Domestic Return Receipt showing receipt of the OIP by True Product on June 8, 2012. As of today, no Answer has been filed. In its detailed Motion, the Division cites the Commission's Rules of Practice, which provide that failure to file an Answer is grounds for default and a finding that the allegations in the OIP are true, and that the violations are also shown to be true by taking official notice of True Product's filings shown on the EDGAR System (EDGAR). See 17 C.F.R. §§ 201.155(a), .220(f), .323.

When a respondent has failed to Answer, it is my customary practice to hold a prehearing conference prior to issuance of a default in deference to the Commission's words of caution in Richard Kern, Exchange Act Release No. 51115 (Feb. 1, 2005). In this situation, however, where there has been no prehearing conference or show cause order, I find True Product in default because it failed to file an Answer, failed to respond to a dispositive motion, and has not otherwise defended the proceeding. See 17 C.F.R. § 201.155(a). I take official notice that EDGAR shows that True Product has not filed required quarterly and annual reports since 2009, and find the allegations in the OIP to be true. See 17 C.F.R. §§ 201.155(a), .323.

Findings of Fact and Conclusions of Law

True Product is a Delaware corporation with is principal executive offices in Wayne, Pennsylvania, with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. True Product, common stock designation "TPID," is quoted on the OTC Link operated by OTC Markets Group, Inc. True Product filed its last Form 10-K for the year ended June 30, 2008, on October 15, 2008, and its last Form 10-Q for the quarter ended March 31, 2009, on May 20, 2009. The Commission's EDGAR system shows that True Product has failed to make the following required annual (on Form 10-K) and quarterly (on Form 10-Q) periodic reports:

Form	Period Ended	Due on or about
10-K	June 30, 2009	September 30, 2009
10-K	June 30, 2010	September 30, 2010
10-K	June 30, 2011	September 30, 2011
10-Q	September 30, 2009	November 15, 2009
10-Q	December 31, 2009	March 15, 2010
10-Q	March 31, 2010	May 15, 2010
10-Q	September 30, 2010	November 15, 2010
10-Q	December 31, 2010	March 15, 2011
10-Q	March 31, 2011	May 15, 2011
10-Q	September 30, 2011	November 15, 2011
10-Q	December 31, 2011	March 15, 2012
10-Q	March 31, 2012	May 15, 2012

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers with classes of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports. Specifically, Exchange Act Rules 13a-1 and 13a-13, require issuers to file annual and quarterly reports, respectively. By failing to file periodic reports, True Product has violated Exchange Act Section 13(a) and Exchange Rules 13a-1 and 13a-13. Section 12(j) of the Exchange Act authorizes the Commission, when it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of Respondent's registered securities is both necessary and appropriate for the protection of investors. See SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1977).

Order

I GRANT the Motion, and ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of True Product ID, Inc., is REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge